Exhibit 99.1

Company Contact:	Investor Relations Contact:
Asia Pacific Wire & Cable Corporation Limited	CCG Investor Relations
Mr. Frank Tseng, CFO	Mr. John Harmon, Senior Account Manager
Phone: +886-2-2712-2558 ext. 66	Phone: +86-10-6561-6886 Ext. 807 (Beijing)
E-mail: frank.tseng@apwcc.com	E-mail: john.harmon@ccgir.com
www.apwcc.com	Mr. Bryan Blake, MI Executive
Phone: +1-646-833-3416 (New York)
E-mail: bryan.blake@ccgir.com
www.ccgirasia.com
Asia Pacific Wire & Cable Corporation Announces Nine-Month
2010 Financial Results
• Earnings Per Share Nearly Double Versus Year-Ago Period
TAIPEI, Taiwan, November 17, 2010 — Asia Pacific Wire & Cable Corporation Limited (OTC Bulletin Board: AWRCF) (“APWC” or the “Company”), today announced its unaudited consolidated results for the nine-month period ended September 30, 2010.
First Nine-Month Period of 2010 Financial Highlights:
The Company reported strong results the first nine-month period of 2010 with solid demand for its products, particularly for enameled wire, power cable, and in Thailand and China.
•	Revenues were $325.2 million for the nine-month period ended September 30, 2010, a 28.8% increase from $252.4 million in the same period a year ago

•	Gross profit was $40.8 million for the nine-month period ended September 30, 2010, a 27.5% increase from $32.0 million in the same period a year ago

•	Net income attributable to APWC shareholders was $11.1 million for the nine-month period ended September 30, 2010, a 91.4% increase from $5.8 million in the same period a year ago

•	Basic and diluted earnings per share were $0.80 for the nine-month period ended September 30, 2010, up 90.5% from $0.42 per share in the same period a year ago
First Nine-Month Period of 2010 Results
Revenues for the nine-month period ended September 30, 2010 were $325.2 million, a 28.8% increase over the year-ago period. Gross profit was $40.8 million for the nine-month period ended September 30, 2010, versus $32.0 million in the year-ago period, representing gross margins of 12.5% and 12.7%, respectively. Operating income for the nine-month period ended September 30, 2010 was $19.8 million, versus $9.7 million in the year-ago period, an increase of 104.1%. Selling, general and administrative expenses declined $0.4 million versus the same period last year on higher revenues. The allowance for doubtful debts also decreased by $0.7 million. Net income attributable to APWC shareholders was $11.1 million versus $5.8 million in the year-ago period, an increase of 91.4%. Net income per basic and diluted share was $0.80 for the nine-month period ended September 30, 2010, versus $0.42 in the year-ago period, a 90.5% increase.
Financial Condition
As of September 30, 2010, APWC had $50.1 million in cash and cash equivalents, compared to $41.5 million as of December 31, 2009. Total current assets were $294.4 million as of September 30, 2010, compared to $239.0 million at the end of 2009, and total current liabilities were $136.7 million as of September 30, 2010, compared to $111.9 million at the end of 2009. Working capital was $157.7 million as of September 30, 2010, versus $127.1 million at the end of 2009. Shareholders’ equity attributable to APWC was $147.8 million, compared to $127.4 million at the end of 2009. Net book value per share increased to $10.69 from $9.21 at the end of 2009, an increase of $1.48 and an improvement of 16.1%.
Conference Call Information
The Company will host a conference call at 9:00 a.m. ET on Wednesday, November 17, 2010, to discuss its first nine-month 2010 financial results.
To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time: +1 (866) 388-3973. International callers should dial +1 (706) 643-7308. The conference ID for the call is 24311757.

If you are unable to participate in the call at this time, a replay will be available for 14 days starting on Wednesday, November 17, 2010 at 10:00 a.m. ET. To access the replay, dial +1 (800) 642-1687. International callers should dial +1 (706) 645-9291 and enter the conference ID 24311757.
Upcoming Events
The Company will present on November 18, 2010 at 9:20 a.m. ET in Track III of the Brean Murray, Carret & Co. 2010 China Growth Conference, which will be held during November 17-18, 2010 at the Millennium Broadway Hotel in New York City. Management will also be available for one-on-one meetings at the conference.
The Company will also hold meetings with investors in the Northeast on November 17 and 19, 2010.
About Asia Pacific Wire & Cable Corporation
Asia Pacific Wire & Cable Corporation is a leading manufacturer and distributor of telecommunications (copper and fiber-optic) and power cable and enameled-wire products in the Asia-Pacific region, primarily in China, Thailand, Singapore and Australia. For more information on the Company, visit http://www.apwcc.com. Information on the Company’s Web site or any other Web site does not constitute a portion of this release.
Safe Harbor Statement
This release contains certain “forward-looking statements” relating to the Company, and its business, and its subsidiary companies. These forward looking statements are often identified by the use of forward-looking terminology such as “believes”, “expects” or similar expressions. Such forward looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as anticipated, believed, estimated or expected. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (www.sec.gov). All forward-looking statements attributable to the Company or to persons acting on its behalf are expressly qualified in their entirety by these factors other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.
- financial tables follow -

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousand U.S. Dollars, except per-share data)

	Nine-Month Period Ended
	September 30,
	(Unaudited)
	2010	2009
Net sales	$325,220	$252,445
Cost of sales	(284,401)	(220,475)

Gross profit	40,819	31,970

Selling, general and administrative expenses	(20,498)	(20,944)
Allowance for doubtful debts	(486)	(1,222)
Impairment loss of long-lived assets	—	(76)

Income from operations	19,835	9,728

Exchange gain, net	2,540	39
Interest income	401	323
Interest expense	(1,901)	(1,989)
Share of net gain (loss) of equity investees	(14)	21
Gain on liquidation of subsidiaries	—	560
Other income, net	974	976

Income before taxes and noncontrolling interest	21,835	9,658

Income taxes	(3,468)	135

Net income	18,367	9,793

Less: Income attributable to the non-controlling interests	(7,285)	(4,015)

Net income attributable to APWC	$11,082	$5,778

Basic and diluted income per share	$0.80	$0.42

Basic and diluted weighted average common shares outstanding	13,830,769	13,830,769

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousand U.S. Dollars, except per-share data)

	(Unaudited)	(Audited)
	September 30,	December 31,
	2010	2009
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$50,098	$41,534
Unrestricted short-term bank deposits	2,538	—
Restricted short-term bank deposits	16,091	13,145
Accounts receivable	118,192	101,849
Amounts due from related parties	8,473	5,664
Inventories	89,448	69,047
Investments	112	106
Deferred tax assets	2,052	2,595
Prepaid expenses	5,977	3,928
Other current assets	1,398	1,180

Total current assets	294,379	239,048

Total property, plant and equipment (net)	43,995	43,640

OTHER ASSETS:
Long term investments	643	580
Investment in equity investees	3,249	3,263
Goodwill	8,801	8,801
Other assets	132	107
Deferred tax assets	2,925	613

	15,750	13,364

TOTAL ASSETS	$354,124	$296,052

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Bank loans and overdrafts	$58,901	$37,185
Accounts payable	33,512	33,706
Accrued expenses	10,913	9,244
Amounts due to related parties	17,975	17,487
Short-term loans from immediate holding	1,732	1,732
Income tax liabilities	8,577	7,059
Deferred tax liabilities	50	—
Other current liabilities	4,992	5,496

Total current liabilities	136,652	111,909

Other liabilities	892	546
Deferred tax liabilities	1,352	1,005

Total liabilities	138,896	113,460

Commitments and contingencies	—	—

SHAREHOLDERS’ EQUITY:
Common stock, $0.01 par value:

	(Unaudited)	(Audited)
	September 30,	December 31,
	2010	2009
Authorized shares — 50,000,000 shares was effective on December 31, 2009 and September 30, 2010
Issued and outstanding shares — 13,830,769	138	138
Additional paid-in capital	111,541	111,541
Retained earnings	37,172	25,908
Accumulated other comprehensive loss	(1,005)	(10,195)

Total APWC shareholders’ equity	147,846	127,392

Non-controlling interests	67,382	55,200

Total shareholders’ equity	$215,228	$182,592

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$354,124	$296,052

NET BOOK VALUE PER SHARE	$10.69	$9.21

ISSUED AND OUTSTANDING SHARES	13,830,769	13,830,769

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. Dollars)

	Nine-Month Period Ended
	September 30,
	(Unaudited)
	2010	2009
Net cash provided by (used in) operating activities	($7,933)	$5,229
Net cash provided by (used in) investing activities	(6,974)	9,022
Net cash provided by (used in) financing activities	19,710	(21,346)

Effect of exchange rate changes on cash and cash equivalents	3,761	1,556

Net increase (decrease) in cash and cash equivalents	8,564	(5,539)
Cash and cash equivalents at beginning of period	41,534	37,510

Cash and cash equivalents at end of period	$50,098	$31,971

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